August 19, 2005

VIA EDGAR

BOSTON
United States Securities and Exchange Commission
BRUSSELS		Division of Corporate Finance
100 F Street, N.E.
CHARLOTTE		Washington, D.C. 20002

FRANKFURT		Attn: Mark P. Shuman, Neil Miller, Barbara C. Jacobs and Marc Thomas

HARRISBURG	Re:	Worldspan, L.P. and WS Financing Corp.
Amendment No. 2 to the Registration Statement on Form S-4
HARTFORD		File No. 333-124508

LONDON		Gentlemen and Ladies:

LUXEMBOURG MUNICH NEW YORK

Worldspan, L.P. (“Worldspan”) and WS Financing Corp. (“WS Financing,” and WS Financing together with Worldspan, the “Issuers”) have today filed Amendment No. 2 (“Amendment No. 2”) to their Registration Statement on Form S-4 (Registration No. 333-124508).  On behalf of the Issuers, we respond to the comments raised by Mark P. Shuman in his letter dated August 2, 2005 to Jeffrey C. Smith.  For your convenience, the comments are included in this letter and are followed by the applicable response.

NEWPORT BEACH		Amendment No. 1 to Form S-4 filed July 8, 2005

PALO ALTO		Signatures

PARIS PHILADELPHIA PRINCETON SAN FRANCISCO

1.                                      Regarding your response to prior comment 3 from our last letter dated May 27, 2005, we note your assertion that your corporate general partner, Worldspan Technologies, Inc., is not required to sign this registration statement.  After reviewing Exhibits 3.1, 3.2 and 3.3 to this registration statement, which reflect Worldspan Technologies Inc. (formerly known as Travel Transaction Processing Corporation), as the corporate general partner, we have concluded that you should revise to include the signatures of a majority of your corporate general partner’s board of directors.

WASHINGTON

Law Offices of Dechert LLP
4000 Bell Atlantic Tower • 1717 Arch Street • Philadelphia, PA 19103-2793 • Tel: 215.994.4000 • Fax: 215.994.2222 • www.dechert.com

Response:

The Issuers acknowledge the Staff’s comment and have revised the applicable signature page to indicate that a majority of the boards of directors of both of Worldspan’s corporate general partner, Worldspan Technologies Inc. (“WTI”), and Worldspan have signed the Registration Statement on behalf of Worldspan.

2.                                      Similarly, revise your subsidiary guarantor signature page to include the signatures of the managing members of your LLC guarantors and general partners of your LLP guarantors.  If these managing members or general partners are corporations, revise to include a majority of their boards of directors.  If these managing members and general partners are business entities other than corporations, include the appropriate signatures.  If Mr. Rakesh Gangwal is the sole managing member and sole general partner of all subsidiary guarantors, revise to state that he is signing this Form S-4 in these capacities.

Response:

The Issuers acknowledge the Staff’s comment and have revised the applicable signature page to clarify that Worldspan is signing as the sole and managing member of each of the limited liability company guarantors.  We also have revised the guarantors’ signature page to indicate that a majority of the boards of directors of both WTI and Worldspan have signed the Registration Statement with respect to the guarantors.  In addition, we have revised the signature page to indicate that Mr. Rakesh Gangwal is signing on behalf of each of the guarantors as the President and principal executive officer of each of the guarantors, on behalf of Worldspan as Worldspan’s Chairman, President and Chief Executive Officer and in his capacity as a director of Worldspan and WTI.

Exhibit 5.1 Opinion of Counsel

3.                                      In the third full paragraph of the legal opinion, you assume that the Indenture has been duly authorized, executed and delivered by the Trustee.  The facts in this respect appear ascertainable.  It appears that the registrant’s counsel could obtain an opinion of counsel to the Trustee and could rely thereon.  We would not object to a reference to and reliance upon other counsel with respect to these matters concerning the actions and authority of the Trustee.

Response:

The Issuers acknowledge the Staff’s comment and we have revised the form of legal opinion of Dechert LLP that is filed as Exhibit 5.1 to Amendment No. 2 to instead rely on a written representation of the Trustee as to the Trustee’s due authorization, execution and delivery of the indenture.

4.                                      Revise to disclose specifically that the laws of New York govern the Indenture.

Response:

The Issuers acknowledge the Staff’s comment and we have revised the form of legal opinion of Dechert LLP that is filed as Exhibit 5.1 to Amendment No. 2 to disclose specifically that the laws of the State of New York govern the Indenture.

5.                                      We note that you limit the scope of your opinion to the General Corporation Law of the State of Delaware.  While this statute appears applicable to WS Financing Corp. we note that the primary registrant, WorldSpan, LP, is a limited partnership and may be governed by Delaware’s Revised Uniform Limited Partnership Act.  Similarly, it appears that the Limited Liability Company Act is applicable to some of the guarantors.  Please revise to opine as to the applicable.

Response:

The Issuers acknowledge the Staff’s comment and we have revised the form of legal opinion of Dechert LLP that is filed as Exhibit 5.1 to Amendment No. 2 to clarify that the scope of the opinion encompasses both the Revised Uniform Limited Partnership Act and the Limited Liability Company Act of the State of Delaware, as applicable.

6.                                      For those co-registrants governed by the “General Corporation Law of the State of Delaware,” please confirm to us that this reference includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  Refer to Section VIII.A.14. of the Division of Corporation Finance:  Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:

The Issuers acknowledge the Staff’s comment, and we confirm as counsel to the Issuers that the reference and limitation to the “General Corporation Law of the State of Delaware” in the revised form of legal opinion of Dechert LLP that is filed as Exhibit 5.1 to Amendment No. 2 includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

7.                                      In the fourth paragraph on page 2 of your draft legal opinion, you limit the scope of the opinion to General Corporation Law of the State of Delaware and the laws of the United States and the State of New York, despite the formation of some of the co-registrants in the jurisdictions of Georgia and California.  Additionally, your counsel effectively assumes that the limited liability company laws of the jurisdictions of Georgia and California are identical to those of Delaware.  An assumption of this type is not appropriate.  The scope of your opinion should encompass the laws of the jurisdictions in which all of the registrants are formed.  Please revise.

Response:

The Issuers acknowledge the Staff’s comment and we have revised the form of legal opinion of Dechert LLP that is filed as Exhibit 5.1 to Amendment No. 2 to no longer cover the validity of the guarantees of the Georgia and California guarantors.  In order to address the laws of Georgia and California applicable to those guarantors, the Issuers have filed the form of legal opinion of Jeffrey C. Smith, Esq., counsel to the California guarantors, and the form of legal opinion of Nicholas A. Formisano, Esq., counsel to the Georgia guarantors, as Exhibits 5.2 and 5.3, respectively, to Amendment No. 2.

8.                                      We note the penultimate paragraph of the opinion addressed to the Issuers and Guarantors indicates that the opinion “may not be used or relied on by any other person . . . filed with a government agency without prior written consent .. . . .”  This limitation suggests that investors may not be able to rely on the opinion and therefore is inappropriate.  Please revise this opinion to delete this paragraph or more narrowly tailor the limitation.

Response:

The Issuers acknowledge the Staff’s comment and we have revised the form of legal opinion of Dechert LLP that is filed as Exhibit 5.1 to Amendment No. 2 to remove the reliance limitation.

Draft responses regarding Form 10-K, Annual Report for the Year ended December 31, 2004 and Form 10-Q for the Quarter Ended March 31, 2005

Item 9A.  Controls and Procedures

9.                                      We note your response states that prior to May 2005, it is possible that transactions that were deleted from the billing system contained billable items that would have resulted in an increase in your revenues had you billed the participating airline.  Based on the unknown impact on your revenues, related costs and the lack of supervisory and managerial resources in your finance department, please advise us how your principal executive and financial officers were able to conclude that your disclosure controls and procedures were effective prior to May 2005 and your specific bases for your belief that this deficiency had no material impact on your financial results prior to May 2005.

Response:

As discussed below, as of each relevant determination date the chief executive officer and chief financial officer of the Issuers had no reason to believe that either individually or collectively the information transfer deficiency or the managerial resources deficiency had an impact on the Issuers’ disclosure controls and procedures that warranted a change in their conclusion pursuant to Item 307 of Regulation S-K that the disclosure controls and procedures were effective to provide reasonable assurance that material information required to be included in the periodic reports was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.  Similarly, as of each relevant determination date the chief executive officer and chief financial officer did not have reason to conclude that either matter had a material impact on the financial statements during any period.  Notwithstanding those conclusions, the Issuers viewed the implementation of an additional level of review of non-billable transactions and the hiring of additional finance personnel as changes that could materially affect the Issuers’ internal control over financial reporting, and, consistent with the Staff’s response to Question 9 in Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised October 6, 2004), disclosed these improvements pursuant to Item 308(c) of Regulation S-K.  The conclusions of the chief executive officer and chief financial officer of the Issuers were based on the following considerations:

Information Transfer Deficiency

The Worldspan Global Distribution System (“GDS”) provides travel agencies and corporate travel departments with real-time access to schedule, price, availability and other travel information and the ability to process reservations and issue tickets for the products and services of travel suppliers (such as airlines, hotels, car rental companies, etc.). Worldspan’s GDS contains important preventative application controls in the form of programs that identify and “filter out” or reject transactions that do not meet the criteria of a billable item. Worldspan has designed various programs to filter out non-billable transactions as one of its primary controls over billing accuracy.  The programs used in the GDS are designed and implemented by Worldspan based on the terms of Worldspan’s agreements with its airline customers and long established common practice in the travel industry. The GDS and its applications and programs are subject to general computer and application controls, including restricted access, program change and security. Worldspan continually monitors new developments and changes in the way transactions are processed in the travel industry to insure that the filters remain current.

The billable transactions identified by the GDS are transferred to Worldspan’s separate billing system for processing, which then assigns the appropriate transaction price and generates an invoice/billing to Worldspan’s airline customers.  Conversely, the non-billable transaction item data rejected by the GDS is not transferred to the billing system and accordingly, a customer invoice and/or billing is never generated.  The language in Worldspan’s July 8, 2005 response letter that ...”transactions deemed by our system to not include a billable item were deleted from our billing records...” was not meant to suggest that items that have already been invoiced were being deleted.  The language is meant to explain that Worldspan’s GDS system does not retain and transfer non-billable transaction data to the billing system for invoicing.

The internal control deficiency that Worldspan first identified in the fourth quarter of 2004 was that there did not exist a specific monitoring control, in the form of an ongoing management review of the nature of the non-billable items, to supplement the existing built in general and application controls referred to above.  The internal control deficiency was identified by Worldspan’s Internal Audit Department in connection with its Sarbanes Oxley

Section 404 preparations (Worldspan is not an accelerated filer and is not required to file its first report on internal controls until its Form 10-K for the period ending December 31, 2006) during a review of the controls around the transfer of transaction data from the GDS to the billing system.  Worldspan improved its internal controls by implementing a periodic management review and analysis of the nature of non-billable items rejected by the GDS to provide additional assurance that the programs used remain appropriate in filtering out such non-billable transactions.  Because of the changes Worldspan needed to make to the GDS system to generate the necessary data for review, Worldspan was unable to implement this control until May of 2005.

In considering the effectiveness of the Issuers’ disclosure controls and procedures and whether the information transfer deficiency described above had a material impact on the financial results as of each of the relevant determination dates, the matters described above were considered by the Issuers’ chief executive officer and chief financial officer in the context of (a) their periodic review of financial and operational data, including but not limited to reviews of monthly financial statements and the number of transactions processed and the fee per transaction, (b) their knowledge of the adequacy of the existing controls surrounding Worldspan’s GDS, including application, restricted access and change controls that reduce the risk of unauthorized alterations and errors to data being processed by the system, (c) their knowledge and review of airline and travel agency relationships such that there have been no material changes to agreements that would allow the company to bill a type of transaction that historically it did not have the right to bill under its existing customer contracts (in 2004 and up to May of 2005), (d) their knowledge of the industry whereby there have been no significant changes to the institutional travel industry practice for processing transactions, and (e) internal audit reviews that had not identified any other weaknesses in the transfer of transaction data from the GDS to the billing systems.  Based on these factors, the Issuers’ chief executive officer and chief financial officer had no reason to believe that the lack of an additional review of non-billable items had any impact on whether material information required to be included in the periodic reports was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and no reason to believe that the lack of such a secondary control had any material impact on the financial statements for any period.

Since the last update provided in our letter to the Staff dated July 8, 2005, Worldspan has collected a sample of transactions filtered out by the GDS of approximately 49.7 million transactions since April 20, 2005.  Worldspan has specifically reviewed 99.94% of the transactions that the GDS programs filter out as non-billable. Consistent with our prior communications to the Staff, Worldspan has not identified any transactions in this sample that should have been retained and ultimately billed to a participating airline.  In addition, there have been no material changes to GDS industry practices or Worldspan’s airline agreements that would have resulted in a different result had the data for these transactions been retained and available for review prior to May 2005.

Managerial Resources Deficiency

With regard to the internal control deficiency identified by the Issuers related to a lack of sufficient resources in the finance department, the turnover occurred in the latter part of

2004, with the most significant finance position, Chief Financial Officer, turning over in the fourth quarter of 2004.  Accordingly, periods prior to the fourth quarter were not impacted by the resource shortage.  When the former Chief Financial Officer resigned on November 22, 2005, Worldspan immediately rehired Mr. Dale Messick, who formerly served as the Chief Financial Officer of the Company, to serve as Senior Vice President - Finance, effective December 1, 2004.  Mr. Messick continued at Worldspan in this role through March 2005.  Effective March 21, 2005, Worldspan hired a new Chief Financial Officer. Worldspan had already begun a process to fill the other staff positions in the fourth quarter of 2004. In January and February 2005, Worldspan hired independent contractors to supplement its full time staff in order to reduce some of the resource constraints until full time replacements could be hired. Worldspan has substantially completed its process to fill key staff positions and continues to retain additional independent contractors until it completes its transition and training of the new staff.

In addition to the turnover described above, Worldspan’s finance department was subject to additional demands in the fourth quarter of 2004 and the first quarter of 2005 by the significant recapitalization transaction completed in February 2005.  As a result, in January and February of 2005 certain resources that would have been devoted to year-end closing activities were also assisting in the completion of the recapitalization transactions. The recapitalization was completed on February 11, 2005.  However, by that time, the Issuers had already closed their books to allow the audit to begin so that there would be sufficient time to complete the audit prior to the due date of Worldspan’s annual report on Form 10-K. Due to the resource constraints in the finance department, the Issuer’s customary management review of the accounts was not completed until after the year end audit had commenced.  As a result, the auditors discovered adjustments that, had the Issuers timely performed their normal management review, the Issuers believe would have been detected by management.

Based on the relevant facts described in the preceding paragraphs, the resource deficiency in the finance department had no material impact during the first three quarters of 2004.  As it relates to the fourth quarter of 2004 and the first quarter of 2005, with the completion of the recapitalization transaction in February 2005 (prior to the issuance of the December 31, 2004 financial statements and the closing of the March 31, 2005 quarter), the resource constraints that contributed to the internal control weakness noted above were reduced.   Notwithstanding the adjustments discovered by the outside auditors, management was able to complete its review of the December 31, 2004 and March 31, 2005 financial results prior to issuance of the corresponding Form 10-K and 10-Q, respectively.  After management’s review of the December 31, 2004 accounts, the Issuers recorded all of the adjustments discovered by the auditors.  With respect to the results for the quarter ended March 31, 2005, there were no adjustments discovered by the auditors in connection with their review.

In addition, as described in our letter dated July 8, 2005, as of each relevant determination date the Issuers undertook their standard internal processes in connection with each periodic report to determine whether the disclosure controls and procedures were effective.  Specifically, in each period the disclosure committee met to consider whether the information gathered by the Issuers’ procedures needed to be disclosed in the Company’s periodic reports, based on the materiality of the information collected and the appropriateness of such disclosure to investors.  The chief executive officer and chief financial officer as of each determination period also relied on internal certifications obtained from the Senior Vice Presidents and certain direct reports to the Senior Vice Presidents when making these determinations.

Based on such processes, notwithstanding the resource issues which delayed management’s review of the year end accounts and resulted in the audit adjustments discovered by the outside auditors, during their review of the year-end accounts the chief executive officer and chief financial officer had no reason to believe that these matters had any impact on whether material information required to be included in the periodic reports was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and no reason to believe that the resource deficiency in the finance department had any material impact on the financial statements for any period.

10.                               Further, advise us as to why you and your auditors believe that, in the aggregate, the ability to delete invoices from your billing system prior to May 2005 combined with the lack of supervisory and managerial personnel in your finance department was not a material weakness in your internal control over financial reporting for all prior reporting periods.

Response:

As defined in AU 325, Communication of Internal Control Related Matters Noted In An Audit (AU 325), of the AICPA Professional Standards, a material weakness is defined as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. A reportable condition is defined as a matter coming to an auditor’s attention that, in his or her judgment, should be communicated to the Audit Committee because it represents a significant deficiency in the design or operation of internal control that could adversely affect the organization’s ability to initiate, record, summarize and report financial data consistent with the assertions of management in the financial statements.

The lack of sufficient financial resources at year end was addressed by Worldspan’s auditors who concluded that it represented a reportable condition in accordance with the provisions of AU325 and communicated this to Worldspan in a letter dated March 22, 2005 (provided to the Staff supplementally in response to comment 14 below). Worldspan’s auditors considered the nature of all internal control matters that came to their attention in conjunction with their reporting to the Audit Committee on the audit of the December 31, 2004 financial statements.  The Issuers believe that the information transfer deficiency is not a material weakness or a reportable condition due to the existence of the primary controls (programs designed by Worldspan to filter out the non-billable transactions) already in place, which provide reasonable assurance that any rejected transactions would be properly excluded from the operating results. However, the Issuers viewed the implementation of an additional review of the transactions as a change in the Issuers’ internal control over financial reporting, and disclosed the change under Item 9A of Form 10-K and Item 4 of Form 10-Q pursuant to Item 308(c) of Regulation S-K.

Likewise the Issuers’ auditors concluded, and the Issuers agree, that the resource deficiency in the finance department qualified as a reportable condition under AU 325.  The Issuers and the auditors believe that the reportable condition did not rise to the level of a material weakness because Worldspan was aware of the weakness and began implementing a remediation plan in the fourth quarter of 2004 that included the hiring of an interim Vice President of Finance and independent contractors, together with recruiting a Chief Financial Officer and additional staff.  In addition, Worldspan completed its financing transaction in February 2005 (reducing the demands on the finance resources), hired a new Chief Financial Officer in March 2005 and completed its management review of the accounts prior to the issuance of Worldspan’s 2004 Form 10-K.  While the deficiency warranted reporting to the Audit Committee as a reportable condition, the auditors concluded that the aforementioned factors combined to reduce to a relatively low level the risk that a material misstatement in relation to the December 31, 2004 financial statements could have occurred and not been detected by Worldspan.  However, the Issuers viewed the hiring of additional finance personnel as a change that could affect the Issuers’ internal control over financial reporting, and disclosed the change under Item 9A of Form 10-K and Item 4 of Form 10-Q pursuant to Item 308(c) of Regulation S-K.

11.                               On page 6 of your response letter, you discuss the audit adjustments made in connection with the audit for the year ended December 31, 2004.  Please provide us with a detailed discussion of the specific nature of each of the individual adjustments made to the accruals and to the taxes which resulted in a $1.6 million increase in net income.  Further, please quantify the impact of these individual adjustments on revenues, costs of revenues and operating expenses which were recorded during the year ended December 31, 2004.

Response:

Below is a table that includes a description of the nature and the related impacts of each of the various categories of audit adjustments recorded by the Issuers for the year ended December 31, 2004. The Issuers have aggregated the individual adjustments by the nature of the adjustment and have described them in more detail in the notes to the table below. None of the adjustments affected revenue. The amounts are expressed in thousands of US dollars.

	Increase (Decrease)
	Cost of Revenue	Selling, General & Administrative	Operating Expenses	Income Taxes	Net Income
Adjustments to operating expense accruals for proper cut-off (a)	8	(927)	(919)	—	919

Adjustments to accrual estimates made by the company (b)	—	(1,741)	(1,741)	—	1,741

Adjust income tax provision (c)	—		—	1,023	(1,023)

Total	8	(2,668)	(2,660)	1,023	1,637

(a)                              Include adjustments related to both over and under accruals of operating expenses such as telecommunications costs, equipment maintenance expense, legal fees and outside consulting services expense as a result of the lack of a timely review of the related account reconciliations prior to the commencement of the audit. The majority of the adjustments relate to cash disbursements made by the Issuers that were expensed rather than being recorded as a reduction to an existing liability in the balance sheet.

(b)                             Include adjustments to financial statement estimates such as incurred but not reported (“IBNR”) benefit obligations, allowance for doubtful accounts and litigation accruals. These adjustments were mainly the result of the lack of a timely management review of the underlying assumptions regarding the number of days of IBNR claims that should be accrued at December 31, 2004. The litigation accrual adjustment was the result of the settlement of a legal matter subsequent to year end.

(c)                              Adjustment to accurately reflect the income tax provision at December 31, 2004, net of audit adjustments. Worldspan’s income tax expense is primarily attributable to its foreign subsidiaries. Worldspan is a limited partnership and not subject to federal income taxes in the United States.

12.                               At the top of page seven of your response letter you state that the Company does not believe it is likely that the information transfer matter regarding your billable/non-billable errors would have resulted in any over-recognition of revenue.  Please provide us with a detailed explanation as to your bases for making this conclusion.  Specifically, address periods prior to May 2005.

Response:

The information transfer deficiency did not relate to Worldspan’s billing system and was not discovered as a result of Worldspan or its auditors identifying actual billing errors. No billing errors have been found.  Worldspan intentionally designed and built the programs that filter out non-billable transactions based on the terms of Worldspan’s agreements with its airline customers, its knowledge of the travel industry, how it processes transactions and how travel agents use the GDS for purposes other than ticketing a transaction.  The Issuers have no reason to believe that there ever was a risk that the programs were failing to remove transactions that should not be billed, which is how an over-recognition of revenue might occur.

13.                               Similarly, please advise us as to the impact on expense recognition as a result of the billing system errors.

Response:

The Issuers wish to clarify that the information transfer deficiency described above has not resulted in the discovery of any billing errors.  For each billable transaction to an airline customer, Worldspan is required, under certain of its contracts with travel agencies, to remit to them a related per transaction inducement payment amount (included as a component of Cost of Revenue in the Issuers’ statements of operations). Worldspan contracts with travel agencies are structured so that it must have billed the participating airline customer a transaction fee before it would incur the obligation to remit the related transaction inducement payment. Accordingly, Worldspan does not incur the inducement expense associated with the airline customer transaction fee revenue until the airline is billed. Therefore, if Worldspan does not bill the airline, no obligation to remit an inducement is created, no expense is recorded and there is therefore no impact to the financial statements.

14.                               Please provide us with a copy of your management report from PricewaterhouseCoopers LLP to the audit committee, disclosure committee or Board of Directors that addresses these reportable conditions and change in internal control over financial reporting in your financial accounting system for the year ended December 31, 2004.

Response:

We have provided supplementally to the Staff the letter from PwC to the audit committee dated March 22, 2005 addressing the reportable conditions as Exhibit A to this letter.  We have also provided a related draft letter from PwC containing other internal control recommendations as Exhibit B hereto.

Item 4. Controls and Procedures

15.                               Please review your Form 10-Q controls and procedures disclosure in light of the preceding comments.

Response:

The Issuers have reviewed their controls and procedures disclosure in both of their Quarterly Reports for the three months ended March 31, 2005 and June 30, 2005, respectively.  For the reasons described in our response to Comment 9, above, as of both March 31, 2005 and June 30, 2005, the principal executive officer and principal financial officer of the Issuers were able to conclude that the disclosure controls and procedures were effective to provide reasonable assurance that material information required to be included in the periodic reports was recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.  In addition, as of the end of each period, as required by applicable law the Issuers disclosed the changes that had been made to their internal control over financial reporting since the end of the prior period.  For example, in the Form 10-Q/A for the three months ended March 31, 2005, which was filed with the Securities and Exchange Commission on May 25, 2005, the Issuers disclosed that corrective controls to remedy the deficiencies previously reported were currently being implemented.  In the Form 10-Q for the three months ended June 30, 2005, which was filed with the Securities and Exchange Commission on August 10, 2005, the Issuers disclosed that the management review procedure implemented to cure the information transfer deficiency was in place, and that the hiring plan implemented by the Chief Financial Officer was substantially completed with nine new hires.  Therefore, the Issuers believe that no additional changes are required to the Issuer’s Form 10-Q controls and procedures disclosure as of March 31, 2005 and June 30, 2005, respectively.

If you have any questions, please feel free to contact R. Craig Smith at 215.994.2769 or the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell

cc:                   Jeffrey C. Smith, Esquire
R. Craig Smith, Esquire

Exhibit A

March 22, 2005

Members of Audit Committee

Worldspan, L.P.

300 Galleria Pkwy., NW

Atlanta, Georgia 30339

Dear Audit Committee Members:

In planning and performing our audit of the financial statements of Worldspan, L.P. (the “Company”) for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the effectiveness of internal control.  Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions or material weaknesses, as defined in AU 325, Communication of Internal Control Related Matters Noted In An Audit (AU 325), of the AICPA Professional Standards and shown below:

Reportable condition - a condition which could adversely affect the organization’s ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

Material weakness – a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The Public Company Accounting Oversight Board (the “PCAOB”) has issued an auditing standard, An Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, which includes the following definitions of a significant deficiency and a material weakness:

Significant deficiency – an internal control deficiency that adversely affects the company’s ability to initiate, record, process, and report external financial data reliably in accordance with generally accepted accounting principles.  A significant deficiency could be a single deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential in amount will not be prevented or detected.

Material weakness – a significant deficiency that, by itself, or in combination with other significant deficiencies, results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We believe the definition of a significant deficiency in the PCAOB’s proposed standard sets a “lower bar” (i.e., is more inclusive) for reporting as compared to the current definition of a reportable condition as defined in AU 325.

In connection with our current year audit, we have applied the definitions of reportable condition and material weakness included in AU 325.  In connection with our audit of the consolidated financial statements of the Company for the year ending December 31, 2006 and its internal control over financial reporting as of December 31, 2006, we will apply the definitions of significant deficiency and of material weakness included in the PCAOB’s final standard on an audit of internal control over financial reporting.  At that time, certain of the matters noted below may be considered significant deficiencies and/or material weaknesses as defined in the PCAOB’s final standard.  However, in connection with our current year audit, we have not made such a determination.

We noted certain matters involving the system of internal control and its operation and have included them herein for your consideration.

As you are aware, our audit of the Company’s 2006 financial statements will be performed under the standards of the PCAOB, which will include an opinion on the effectiveness of the Company’s internal control over financial reporting.  The scope of that engagement will be significantly different from the scope of this year’s audit, which did not include our evaluation of the Company’s internal control for the purposes set forth under Section 404 of the Sarbanes-Oxley Act of 2002.  Thus, during the course of our work in the 2006 year, additional items may come to our attention, due to the expanded scope of our procedures, some of which may rise to the level of significant deficiencies or material weaknesses, but were not detected during the course of this year’s audit.  The existence of a material weakness would preclude management from concluding that internal control is effective and us from issuing an unqualified opinion that internal control is effective.

We are providing you in Exhibit I the internal control deficiency identified as a reportable condition along with management’s response.  We have also provided management’s response to the reportable condition issued as part of our 2003 examination in Exhibit II.

Other internal control deficiencies and business issues

Under separate cover we have issued to management other 2004 recommendations related to the information technology area, WSL and Mexico operations, as well as other recommendations to improve controls in the finance area.  Management is in the process of formulating their responses to these matters.

This letter is intended solely for the information and use of the audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

If you would like any further information or would like to discuss any of the issues raised, please do not hesitate to contact Maureen Morrison.

Very truly yours,

PricewaterhouseCoopers LLP

cc:                                 Chief Executive Officer and Chief Financial Officer

Exhibit A

EXHIBIT I

2004 Reportable Condition

Assess finance and accounting resource needs and address shortages on a timely basis.

Observation: As of year end, the Company did not have a sufficient number of finance and accounting resources to adequately perform the financial close process, including performing supervisory review and monitoring functions.  This situation was exacerbated by the additional demands placed on the department as a result of the refinancing transactions.

This control deficiency resulted in numerous audit adjustments to the Company’s consolidated financial statements.  These adjustments were not detected as part of the Company’s year end controls or review processes.

We also noted that the Company has unfilled positions in both the tax area as well as in the financial function at WSL.

Implication: These factors could impact the Company’s ability to gather, analyze and report information relative to its financial statement assertions in a timely manner.

Recommendation: Assess finance and accounting resource needs and address shortages on a timely basis.

Management Response: The Company recognizes that it is under-staffed in the accounting and tax areas.  During 2004, the Finance department experienced an unusually high employee turnover rate of 24%, including both the director and manager of income taxes in addition to the Finance Director in EMEAA.  As a whole, the Company had a voluntary employee turnover rate of 9%.

Because of personnel and other issues that were arising, the Company decided to replace its Chief Financial Officer, and the prior CFO was terminated on November 22, 2004.  Since that time, the Company has been actively recruiting for the key position of CFO and for the other open positions in the Finance organization.  The CFO search has been successfully completed, and the new CFO joined the Company on March 21, 2005.  Also, employment offers had been extended to two qualified tax director candidates; however, in each case attractive counter-offers were made by current employers, and the candidates declined our offers.

On January 14, 2005, the Company decided to embark on a recapitalization transaction on a very aggressive timeline.  The recapitalization closed on February 11, 2005, with funding completed on February 16.  The Company recognized the importance of completing the transactions before 3Q04 numbers were “stale,” as waiting to incorporate full-year audited balances in the prospectus would have exposed the Company to continued increases in interest rates.  Accordingly, some of the resources that would have otherwise been devoted to year end closing activities were directed toward completion of the recapitalization.

In recognition of the overall shortfall in staffing for the Finance department, the Company has embarked on an aggressive plan to fill the open positions.  The CEO meets on a weekly basis with the Director- Human Resources and the Senior Vice President & General Counsel to review progress of the hiring plan.

Exhibit A

EXHIBIT II

2003 Reportable Condition

Note that this reportable condition was discussed with the Michael Wood, Chief Financial Officer at the time of the discussion, and Scott Citron, Vice President-Finance, prior to the filing of the 2003 Form 10-K in March 2004.

Ensure that the finance group is notified on a timely basis of all employee benefit and service provider contract modifications and terminations.

Observation: During Q4 the finance department identified certain adjustments relating to prior interim periods.  Several of these adjustments were necessary because the finance department did not receive timely notification of a contract termination as well as the initiation and modification of certain employee benefit arrangements.

Implication: The failure to notify the finance department of contract changes, termination, modification of benefits, etc. could result in improper cutoff and the failure to account for contract provisions in a timely manner.

Recommendation:  Procedures should be strengthened to ensure that the finance department has full and timely access to this information in order to prepare accurate quarterly financial statements.  These procedures should be coordinated with the review performed by the legal department.  Consideration should be given to receiving finance department sign-off prior to the finalization of significant contracts.

Management Response:  In 2004, we improved our controls.  On a quarterly basis, certain individuals (primarily senior officers, officers and directors) completed the Disclosure Controls Communication Questionnaire.  This effort was lead by our internal audit department as part of our Sarbanes-Oxley compliance program.  The questions included in the questionnaire highlight significant transactions.  For the quarter ended December 31, 2004, there were 62 individuals that completed the questionnaire.  The disclosure controls committee met to discuss the responses and evaluate the appropriate disclosures.  In addition to the Disclosure Controls Communication Questionnaire, Legal has kept Finance aware of transactions, which has allowed Finance to evaluate and record the appropriate accounting.  As a result, throughout 2004, Finance had full and timely access to the company’s contractual arrangements and this has led to proper cutoff.

Exhibit B

Worldspan, L.P.

Management Letter Comments

December 31, 2004

1.  Timely reconciliation of Payroll Expense

Observation

The Company does not perform a periodic reconciliation between payroll paid per Millennium (performed by an employee or external salary administrator) and the payroll expense posted to the general ledger.

Implication

The payroll related items in the annual accounts might be misstated, including the improper capitalization of expense.

Recommendation

We recommend implementation of internal procedures which will improve application and monitoring controls over the payroll function. These procedures should include periodic reconciliations between Millennium and the general ledger. These reconciliations should be reviewed throughout the year. Differences should be analyzed and discussed.

Management Response

2.  Prepaid Asset Accounting Policy

Observation

The Company has no formal policy about the proper classification of prepaid assets. They are not taking into account if the period of benefit extends beyond one-year past the balance sheet date.

Implication

Long term assets are improperly classified as current in the financial statements.

Recommendation

We recommend the Company implement a formal policy detailing the proper classification of prepaid assets.

Management Response

3.  Linkage of Agency Equipment Disposals to Approvals

Observation:

During the testing of fixed asset disposals, PwC noted that the Company was unable to link the authorization for a customer number (travel agency) that was written off to the actual equipment that was written off, this could include the write-off of all equipment due to a deinstall or only a portion of the equipment that no longer existed.  This is due to the fact that once the equipment is written off the system no longer associates a customer number with the equipment.

Risk:

The inability to link the authorization to the final equipment that was written off increases the risk related to the misappropriation of assets.

Recommendation:

PwC recommends that the company include additional information in the system reports that links the agency equipment that is retired to a customer number.

Management Response

4.  P.O. Receipting (hardware and other items)

Observation

In the performance of testing surrounding the P.O. Accrual, PwC noted that some receiving dates in the system did not agree to the date per the invoice (i.e. PwC noted a received date of 2015). PwC noted that the personnel who receive hardware and other items for the company can input any date desired into the system.

Implication

The lack of controls surrounding the input of received dates into the system could result in improper cut-off off over the Purchasing & Payables Cycle, including the PO Accrual.

Recommendation

The Company should put into place system controls over the input date function in their receiving system. If system controls are infeasible, WLP should initiate a program of management review over this function.

Management Response

5.  Extensity Accrual

Observation

Through review of the Extensity Accrual and Receivable from employee’s accounts PwC noted that based on the accounting for these items the accrual and receivable should offset at any given time.  PwC noted that the Extensity system does not contain a detail with related dates that would enable someone to review and assess outstanding amounts on a timely basis.

Implication

Old or personal items may be included in the extensity accrual causing it to be overaccrued at any given time.

Recommendation

Management should monitor both the accrual and receivable accounts for their Extensity system and reconcile the differences between the two monthly.  Also, periodically management should review the account in such detail as to determine at what point in the reimbursement process their employee’s expenses are, so they can make this process more efficient.

Management Response

6.  Communication with Finance

Observation

PwC noted that information was not communicated from other departments to finance on a timely basis, causing discrepancies in items that had been previously accrued.

Implication

The lack of timely communication of information to finance could result in the misstatement of financial statement information.

Recommendation

PwC recommends that departments that provide information to finance provide updates to that information on a timely basis as changes occur.

Management Response

7.  Review of information from other departments and periodic review of supporting schedules

Observation

In testing accrual balances, PwC noted instances where information that was provided by other departments had been paid prior to year-end or was incorrect.  This information was not reviewed by finance to determine that the information was correct.  PwC also noted that adjustment resulted from the incorrect input of information into spreadsheets.

Implication

Management will make journal entries or other calculations based on information containing errors.

Recommendation

Management should thoroughly review the detail provided from other departments when making journal entries of calculations based on that detail as well as perform a detailed review of the supporting schedules as part of the closing process.

Management Response

8.  Change Management

Observation

Programmers have access to the production environment of the following financially significant systems: PABill, Provider, Subscriber, and Link.

Implication

When programmers have access to production, unauthorized changes to financially significant applications could occur without management’s knowledge.

Recommendation

We recommend that Management review and remove programmer access to the production environments of financially significant applications.  In instances where incompatible access cannot be removed due to resource constraints, management should ensure that adequate monitoring controls are in place to review programmer activity.

Management Response

9.  Terminated Users

Observation

Although the termination process has been formally documented and implemented, security administration procedures were not consistently applied for removing and monitoring modifications to user access.  Specifically, we noted the following

•                  One terminated user’s access rights to the MVS mainframe (RACF) has not been revoked.  This was based on a sample of 45 individuals.

Implication

Unauthorized access to key financial systems and data may occur.

Recommendation

We recommend that Management reiterate the importance of consistently following the established termination process.  Additionally, Management may consider conducting periodic reviews of user access rights to ensure access is appropriate based upon business need.  This periodic review will help to ensure that the process for revoking or modifying access rights due to employee terminations/transfers is working properly.

Management Response

Implementation of the automated PAF process being used to manage communication of terminations should provide assurance that terminated users are removed from the system on a timely basis.  The exceptions they identified took place prior to implementation of the automated process. Additionally, centralization of access administration within Tech Ops should improve consistent operation of the control activity.

10.  System Configuration Settings

Observation

The following system configuration settings for the MVS mainframe were not set to appropriately restrict access

•                  Password syntax rules, like Alpha-Numeric, are available but not currently used to establish password complexity.

•                  Inappropriate system level security access settings were found on the MVS mainframe.

Implication

The absence of strong controls to ensure that all users are authorized and authenticated increases the risk of inappropriate transactions affecting financial data.  Inappropriate system level access increases the risk of unauthorized use of system resources.

Recommendation

We recommend that Management define and implement procedures to ensure that user access and system configuration is maintained in accordance with corporate security standards.

Management Response

We have implemented the necessary procedures and modifications to comply with Worldspan Enterprise Standards and Controls which include password expiration.  These are industry standards and mixed characters are not required.

11.  Administration Procedures

Observation

Although formal user administration policies and procedures have been defined, we noted the following instance where these policies and procedures were not consistently applied and/or required strengthening:

•                  The process for adding users to VPN is not consistently followed.

Implication

When standard policies and procedures are not consistently applied or adhered to there is an increased risk that unauthorized or inappropriate activity may occur.

Recommendation

We recommend that Management reinforce the importance of consistently following the current IT policies and procedures by communicating them to the appropriate individuals to ensure that they are understood, and regularly monitoring them to ensure compliance.

Management Response

The SRO process is used to control user access to Worldspan systems such as servers, PC Workstations, programs, internal moves and remote access.  The SRO process now requires an internal Worldspan sponsor to initiate the request and has to be reviewed by management and Security before it can be implemented.

The controls put in place by Worldspan limit end user access to sensitive information and can only be accessed by Security and Worldspan designated Administrative departments for the particular devices involved.